31

08001634

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hyson Development Co Ltd

*CURRENT ADDRESS

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APR 04 2008

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

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FILE NO. 82- 01617 FISCAL YEAR 12-31-07

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OICF/BY: dw

DAT : 4/3/08

Hysan 希慎

Hysan Development Company Limited
希慎興業有限公司

(Incorporated under Hong Kong Companies Ordinance, Cap. 32, with limited liability)
(Stock Code：00014)

12-31-07
AR/S

PRELIMINARY ANNOUNCEMENT OF THE FINAL RESULTS FOR THE YEAR ENDED 31 DECEMBER 2007

- **Recurring Underlying Profit up 25.8%**
- **Group turnover up 7.9%; like-for-like turnover up 18.8%**
- **Strong growth in office rentals recorded**
- **Well-positioned to capitalise on Grade "A" office decentralisation**

RESULTS

	Year ended 31 December		
	2007	2006	Change
	HK$ million	*HK$ million*	*%*
Turnover - Overall	**1,368**	1,268	7.9
- Like-for-like[1]	**1,368**	1,152	18.8
Recurring underlying profit [2]	**950**	755	25.8
Underlying profit [3]	**1,158**	1,012	14.4
Statutory profit	**3,949**	3,099	27.4
	HK cents	*HK cents*	
Earnings per share, based on:			
Recurring underlying profit [2]	**90.32**	71.60	26.1
Underlying profit [3]	**110.09**	96.03	14.6
Statutory profit	**375.46**	293.96	27.7
Dividend per share	**60.00**	50.00	20.0
	At 31 December		
	2007	2006	
	HK$ million	*HK$ million*	
Shareholders' funds	**31,652**	27,828	13.7
Adjusted shareholders' funds [4]	**35,072**	30,729	14.1
	HK$	*HK$*	
Net assets value per share	**30.51**	26.37	15.7
Adjusted net assets value per share [4]	**33.81**	29.12	16.1

1. *Excluding Hennessy Centre, which was vacated in the fourth quarter of 2006 for redevelopment.*
2. *Recurring Underlying Profit is a performance indicator of the Group's core property investment business. It is arrived at by excluding from Underlying Profit gains from the disposal of assets of HK$255 million, prior year tax provision of HK$58 million, and reversal of impairment loss of HK$11 million in an associate.*
3. *Underlying Profit is arrived at by excluding from Statutory Profit unrealised fair value changes on investment properties and related deferred tax of HK$2,791 million.*
4. *Adjusted Shareholders' Funds is arrived at by adding back Group's share of cumulative deferred tax of HK$3,420 million on property revaluation gains to shareholders' funds. Deferred tax on property revaluation has to be provided for despite the fact that no capital gains tax liability will arise in Hong Kong on disposal of properties.*

CHAIRMAN'S STATEMENT

Overview

While the global economy experienced overall growth in 2007, the second half of the year saw significant slowdown in the United States economy, stemming from subprime debt issues. Hong Kong's economic fundamentals continued to be supported by domestic consumption and good employment conditions. The supply of Grade A office units in core districts remained limited relative to the demand, leading to significant rental increases. In particular, rental trends in the central business district resulted in more tenants choosing to relocate to other core areas including Causeway Bay. Retail rents were again boosted by strong private consumption, while luxury residential rental demand remained high.

Performance

Overall 2007 turnover was HK$1,368 million, up 7.9% from 2006. If the element of Hennessy Centre (under redevelopment since late 2006) is excluded, the turnover increase would be 18.8%. Healthy growth was recorded in all sectors (Office: 23.3%; Retail: 17.7%; Residential: 12.9%), with the office sector growth due partly to the decentralisation factor.

Recurring Underlying Profit, which is profit excluding asset value changes and prior years' tax provision, was HK$950 million, up 25.8% from HK$755 million in 2006. Earnings per share, based on Recurring Underlying Profit, rose to HK90.32 cents (2006: HK71.60 cents).

Underlying Profit, excluding unrealised revaluation changes on investment properties and related deferred tax, was HK$1,158 million (2006: HK$1,012 million).

Statutory Profit increased 27.4% to HK$3,949 million (2006: HK$3,099 million), due mainly to higher valuation of the Group's investment properties.

The external valuation of the Group's investment property portfolio increased to HK$35,711 million, a rise of 10.0% from HK$32,473 million in 2006. Adjusted shareholders' funds went up by 14.1% to HK$35,072 million.

The Board recommends the payment of a final dividend of HK48.0 cents per share (2006: HK40.0 cents). Together with the interim dividend of HK12.0 cents per share (2006: HK10.0 cents), there is an aggregate distribution of HK60.0 cents per share, representing a year-on-year increase of 20.0%. Subject to shareholder approval, the final dividend will be payable in cash with a scrip dividend alternative.

Our Guiding Values

I believe a company's corporate culture and values play a very important role in its success. They define the way it does things, and ensure that all staff pursue a common goal. Hysan takes pride in our corporate culture underpinning our aim to be a successful as well as responsible business. "Our Guiding Values" is the theme of this year's annual report. I trust it will give readers a better understanding of the values that underpin our achievements.

Director and Staff

I would like to take this opportunity to express my sincere thanks to Per Jorgensen, who stepped down as an Independent non-executive Director after serving the Board for 26 years. I would also like to thank Michael Lee, who stepped down as the Managing Director, for his contribution to the Group. I welcome Tom Behrens-Sorensen, our new Independent non-executive Director, who joined us in May. Finally, I also thank all staff members for their dedication and hard work throughout the year.

Outlook

Hong Kong's economic fundamentals remain sound, underpinned by solid domestic demand and employment conditions. Challenges, however, include the risk of further slowdown in the U.S. economy and in Europe.

We are cautiously optimistic about the year ahead. Significant price differential for Grade A offices between central business district and other core areas, together with limited new supply in such districts, should continue to benefit our property investment portfolio situated in the prime Causeway Bay district.

Peter Ting Chang Lee

Chairman

Hong Kong, 13 March 2008

Overall Operation Review

Our Business

Hysan is principally engaged, together with its subsidiaries and joint ventures, in investment, development and management of quality properties in prime locations. As at 31 December 2007, Hysan's investment property interests totaled some 3.8 million gross square feet of high-quality office, retail and residential space in Hong Kong. The former Hennessy Centre at 500 Hennessy Road is currently under redevelopment.

2007 Performance

The Group's turnover was HK$1,368 million, up 7.9% (2006: HK$1,268 million). Excluding the revenue attributable to Hennessy Centre (under redevelopment since the fourth quarter of 2006), the like-for-like turnover would increase by 18.8% over the prior year (2006: HK$1,152 million).

Recurring Underlying Profit was HK$950 million, 25.8% up from last year (2006: HK$755 million). Underlying Profit (excluding unrealised revaluation changes on investment properties and related deferred tax from the Statutory Profit), amounted to HK$1,158 million (2006: HK$1,012 million). Statutory Profit for the year increased by HK$850 million (27.4%), to HK$3,949 million (2006: HK$3,099 million), mainly due to HK$555 million higher fair value changes on the Group's investment properties taken to the consolidated income statement, reflecting rising asset values.

Performance Indicators and Their Significance to the Group

Although many factors contributed to the results of the Group's businesses, some of the key drivers for assessment of our performance include those set out below. The nature of these performance indicators, the way they are measured and their significance to the Group are set out as follows:

Performance indicator	*How it is measured*	*Significance to the Group*
Operations:		
● Occupancy Rate	● Percentage of total area leased to tenants over total lettable area of each sector	● Rental revenue and management fees are directly proportional to occupancy rate ● Optimises revenue by balancing occupancy rate and rental level
● Turnover Growth	● Rental revenue in 2007 compared to that in 2006 ● Like-for-like basis: excluding rental income attributable to Hennessy Centre in computing 2006 comparative figures	● Reflects the combined effect of changes in rental rate and occupancy rate ● Like-for-like change reflects the growth in the Group's businesses on a comparable lettable area basis with prior year

Performance indicator	*How it is measured*	*Significance to the Group*
Operations:		
● Property Expenses and as a Percentage on Turnover	● Principally being direct costs associated with daily operations of the Group's property portfolio ● Calculated by dividing property expenses by turnover	● Measures the direct costs incurred in managing the Group's property portfolio ● An indication of the gross margin of our business
Investments in listed securities:		
● Total Return	● Aggregate of dividends received and capital value growth	● The Group's equity investment portfolio is significant in size and it is crucial to optimise the returns from these investments

Income Statement Items

Turnover

Turnover comprised principally rental income derived from the Group's investment properties portfolio in Hong Kong.

The occupancy rate and turnover of the Group's investment properties portfolio are as follows:

Occupancy Rate as at Year End:



97% 97%
99% 98%
92% 90%
100%
80%
60%
40%
20%
0%
Office
Retail
Residential
2006
2007

Turnover:

	2007	2006			Year-on-year Change			
	Total	Hennessy Centre	Other Buildings	Total	Like-for-like	%	Total	%
	HK$ million	*HK$ million*	*HK$ million*	*HK$ million*	*HK$ million*		*HK$ million*	
Office	**567**	49	460	509	107	23.3	58	11.4
Retail	**505**	62	429	491	76	17.7	14	2.9
Residential	**262**	-	232	232	30	12.9	30	12.9
Others	**34**	5	31	36	3	9.7	(2)	(5.6)
	1,368	116	1,152	1,268	216	18.8	100	7.9

Note: Hennessy Centre was fully vacated as of 30 September 2006 in preparation for redevelopment and therefore was excluded in calculating the like-for-like changes from the 2006 comparative figures.

Office Sector

There was healthy growth in the office sector rental revenue during the year, attributable to both new lettings as well as positive rental reversion on renewals and rent reviews. In particular, the Group successfully capitalised on the decentralisation trend and attracted new tenants including international accountancy firms, as well as others in the financial industries.

The like-for-like turnover increased by 23.3% to HK$567 million (2006: HK$460 million). Overall, the office sector revenue increased by 11.4% (2006: HK$509 million). Occupancy for the sector as at year-end was 97% (2006: 97%).

Retail Sector

Strong domestic consumptions on the back of favourable employment conditions and strong financial market performance remained the main driving force for the growth in retail sales. Increased tourists arrivals also supplemented such growth. Strong retail sales in turn supported the rise in retail rental rates, as well as increased contribution from turnover rent.

Like-for-like rental revenue grew 17.7% over last year to HK$505 million (2006: HK$429 million). Overall retail sector revenue increased by 2.9% (2006: HK$491 million). Occupancy for the sector as at year-end was 98% (2006: 99%).

Residential Sector

There was sustained demand for luxury residential properties from expatriates. Year-on-year growth was HK$30 million, up 12.9% from last year. Occupancy for the sector as at year-end was 90% (2006: 92%).

<u>Property Expenses</u>

Property expenses are the costs of providing property services directly associated with the daily operations of our investment properties, being primarily related to utilities costs, front-line staff wages, repairs and maintenance, agency fees, government rents and rates, as well as other rent-related expenses.

The like-for-like decrease in property expenses as compared with last year was HK$8 million. The implementation of a number of energy saving initiatives led to a 9% reduction in overall energy costs compared to 2006 on a like-for-like basis (after adjusting for tariff changes and other relevant factors). Other factors for less property expenses included lower repairs and maintenance costs and promotion expenses.

Total property expenses amounted to HK$208 million in 2007, being HK$32 million (13.3%) lower than last year (2006: HK$240 million).

Overall the property expenses in 2007 were 15.2% of turnover, significantly lower than the 18.9% level in 2006, reflecting both the increase in turnover as well as reduction in costs.

Key Indicators:

	2007 *HK$ million*	2006 *HK$ million*
Property expenses	**208**	240
Percentage on turnover	**15.2%**	18.9%

Investment Income

Investment income mainly comprised dividend, interest, other receivables and reversals, which amounted to HK$98 million (2006: HK$147 million). The decrease mainly reflected the effect of a one-off recovery item in 2006, partly offset by higher interest income and higher dividend income from the Group's overseas investment.

Other Gains and Losses

Other gains and losses mainly comprised net realised gain on disposal of available-for-sale investments and mark-to-market movements of financial instruments.

The Group manages its investment portfolio by continuing to follow prudent investment guidelines that sets out the permitted investments and limits, and with sufficient flexibility taking into account the prevailing volatility of the market.

For financial assets held as long-term investments, the Group manages them with the aim of balancing the anticipated liquidity position, funding needs and capital gains. For this reason, certain available-for-sale investments were disposed of during the year resulting in a net realised gain of HK$255 million (2006: HK$170 million). The remaining available-for-sale investment portfolio will continue to be held as the Group's long-term investments. In addition, the Group enters into derivative instruments from time to time to manage volatilities and the pricing risks of its financial assets and liabilities, as well as to enhance returns on its investment portfolio.

Administrative Expenses

Administrative expenses were lower than the 2006 level by HK$5 million (4.5%) mainly due to lower staff costs and professional fees.

Finance Costs

Finance costs increased by 7.4% to HK$175 million (2006: HK$163 million) mainly due to the generally higher HIBOR in 2007 and the expiration of interest rate hedging instruments secured in a low-interest environment a few years ago.

The Group's average finance costs rose to 5.6% in 2007 (2006: 4.9%). Further discussions on financial management, including financing policy and financial risk management, are set out in the "Financial Policy" section.

Change in Fair Value of Investment Properties

The Group has elected the fair value model for investment properties under the Hong Kong Accounting Standard ("HKAS") 40. As at 31 December 2007, the investment properties of the Group were revalued at HK$35,711 million (2006: HK$32,473 million), by an independent professional valuer, being 10.0% higher than the corresponding value for last year. This reflected a further increase in rentals of the Group's existing investment properties portfolio and a higher realisable value on Hennessy Centre redevelopment.

Excluding additions, fair value gains on investment properties of HK$3,131 million (2006: HK$2,576 million) were recognised in the consolidated income statement during the year.

	Fair Value *HK$ million*
As at 31 December 2006	32,473
Additions	107
Fair value gains	3,131
As at 31 December 2007	35,711

Share of Results of Associates

The Group's share of results of associates increased substantially by 276.7% to HK$452 million (2006: HK$120 million). This was the combined result of an increased share of profits from the Shanghai Grand Gateway project to HK$421 million in 2007 (2006: HK$118 million) and that from the Singapore Amaryllis Ville project, which was HK$31 million (2006: HK$2 million).

Shanghai Grand Gateway

The Group's share of operating results increased by 80.3% to HK$110 million (2006: HK$61 million). Overall satisfactory occupancy was achieved for the residential units whilst both the retail and office properties remained virtually fully let. The remaining increase in share of profits was attributable to higher fair value gain on investment properties and an one-off adjustment to deferred taxation provision arising from the unification of corporate income tax rate in China effective January 2008.

Under HKAS 40, properties at Shanghai Grand Gateway have been revalued at market value by an independent professional valuer. The Group's share of the increase in valuation, less the corresponding deferred tax thereon (including the effect of adjustment in income tax rate), amounted to HK$311 million (2006: HK$56 million).

The Group's effective interest in Shanghai Grand Gateway has increased to 24.7% at 2007 year-end (2006: 23.7%), following the acquisition of an additional interest in this project by the Hong Kong joint-venture partners in December 2007.

Singapore Amaryllis Ville

The Group has a 25% interest in the Singapore Amaryllis Ville project. All the remaining units at the project were disposed of during the year and contributed to a significant increase in profit as compared to last year, reflecting the buoyant luxury property market in Singapore.

Taxation

Tax provision increased by HK$187 million to HK$745 million in 2007 (2006: HK$558 million) principally due to increase in deferred tax provision relating to higher revaluation gains on investment properties and a provision for prior year taxation of HK$58 million.

The Group has been in dispute with the Hong Kong Inland Revenue Department ("IRD") regarding additional tax assessments for the years of assessment 1995/1996 to 1999/2000. Full amount of tax in dispute has been provided for in the Group's accounts for previous years. No agreement with IRD has been reached at the date of approval of the 2007 financial statements. Taking into consideration the lapse of time and in light of recent developments in tax case law and practices, an additional provision of HK$58 million was made in the 2007 financial statements being the current estimate of the interest payable on the tax in dispute should IRD's claim be successful.

Balance Sheet Items

Investment Properties

The investment properties were valued at HK$35,711 million, up by 10.0% (HK$3,238 million) from HK$32,473 million in 2006.

The Group's investment properties value by sector as at year-end 2007 is as follows:


Capital Value by Sector
1%
16%
37%
19%
27%
Office
Retail
Residential
Property under redevelopment
Others

Available-for-Sale Investments

Available-for-sale investments comprised principally securities listed in Hong Kong.

Overall, the Hong Kong stock market performed strongly during 2007, notwithstanding a sharp adjustment in the fourth quarter. Total returns from the Group's listed securities portfolio, including both dividend income and capital value growth, were 65.9% (2006: 57.3%). Total fair value of our listed securities portfolio, classified as available-for-sale investments, as at 31 December 2007 was HK$2,439 million (2006: HK$1,678 million).

The decrease in unlisted available-for-sale investment relates to two Singapore residential joint venture projects (10% interest in each). With all the completed units of the projects having been sold, the aggregate amount represents return of the Group's capital by way of disposal of joint venture interest and loan repayment.

Interests in Associates

Interests in associates increased by HK$329 million (25.9%) over last year. This mainly represented the Group's share of results in the Shanghai Grand Gateway and Singapore Amaryllis Ville projects.

Cash and Bank Balances

The cash and bank balances amounted to HK$484 million as at 2007 year-end (2006: HK$385 million), principally reflecting positive operating cash flows during the year and cash generated from disposal of listed securities.

Borrowings

The carrying amount of the Group's borrowings stood at HK$2,861 million at year-end 2007, which was maintained at similar level as at year-end 2006 (HK$2,821 million).

Taxation

Provision for current taxation and deferred taxation increased to HK$4,180 million in 2007 (2006: HK$3,574 million). The net increase was made up of a HK$148 million charge for the year, HK$540 million related to additional deferred tax associated with investment properties revaluation gains, and a prior year tax provision of HK$58 million, reduced by tax payments less refund of HK$140 million.

Shareholders' Funds

Shareholders' funds increased by 13.7% from HK$27,828 million in 2006 to HK$31,652 million in 2007, mainly attributable to results for the year and revaluation gains associated with investment properties and listed securities portfolios. Adjusted shareholders' funds rose by 14.1% from HK$30,729 million in 2006 to HK$35,072 million in 2007.

Minority Interests

The increase of HK$116 million in minority interests was attributable to increased profit contribution as well as a revaluation surplus from Lee Gardens Two.

Contingent Liabilities

The Group has underwritten its associates on cash calls to finance working capital requirements. Based on currently available information, management does not anticipate any major call for cash contributions in the foreseeable future.

Capital Expenditure and Management

The Group is committed to enhancing the asset value of its investment property portfolio through selective re-tenanting, refurbishment, repositioning and redevelopment.

The Group also has in place a portfolio-wide whole-life cycle maintenance programme as part of its ongoing strategy to pro-actively review and implement maintenance activities.

Total cash outlay of capital expenditure (excluding purchase of plant and equipment) during the review year was HK$125 million. The following graph illustrates capital expenditure patterns during the last five years:


HK$
million
Capital Expenditure
600
500
400
300
200
100
0
528
104
370
81
125
2003
2004
2005
2006
2007

The Group has an internal control system for scrutinising capital expenditures. Detailed analysis of expected risks and returns is submitted to division heads, and Executive Directors or the Board for consideration and approval, depending on strategic importance, cost/benefit and the size of the projects. The criteria for assessment of financial feasibility are generally based on net present value, pay back period and internal rate of return from projected cash flow.

At year-end, the Group had HK$3,600 million undrawn committed bank facilities. These facilities, together with the Medium Term Note Programme, available-for-sale investments and positive cash flows from local and overseas operations, provide adequate financial resources to fund the level of planned capital expenditure, including the Hennessy Centre redevelopment project.

Hennessy Centre Redevelopment

Demolition work for the former Hennessy Centre site had been completed and the design of the new building finalised. Design enhancements, in response to market demand, will increase prime retail space, flexibility to adjust the office/retail mix with ease, and provisions for better connectivity with neighbouring facilities generally. Improved rental revenue will offset anticipated additional costs, with project completion now expected to be in 2011.

Financial Policy

We adhere to a policy of financial prudence. Our objectives are to:

- maintain a strong balance sheet by actively managing debt level and cash flow
- secure diversified funding sources from both banks and capital markets
- minimise refinancing and liquidity risks by attaining healthy debt repayment capacity, maturity profile, and availability of banking facilities with minimum collateral on debt
- manage the exposures arising from adverse market movements in interest rates and foreign exchange through appropriate hedging strategies
- monitor counter-party risks by imposing proper counter-party limits and reduce financial investment risks by holding quality marketable securities

Key Indicators

Performance indicator	*How it is measured*	*Significance to the Group*
● Average Finance Costs	● Interest expenses divided by average borrowing for the year ● 2007: 5.6% (2006: 4.9%)	● Our treasury aims to manage and optimise finance costs ● HIBOR moved up gradually from the beginning of 2007 to mid-October though significant decline was noted in the last two months of 2007
● Bank Facilities : Capital Market Issuance	● The proportion of the borrowings from banks and from capital market relative to the total borrowings ● 2007: 24.7%: 75.3% (2006: 24.7%: 75.3%)	● As a measure of diversification of funding sources ● No movement
● Average Debt Maturity	● The weighted average of remaining maturity period of the Group's borrowings ● 2007: 4.0 years (2006: 5.0 years)	● An indicator of the pressure for refinancing or repaying the existing borrowings in the near term ● The average maturity has shortened by about one year

Performance indicator	*How it is measured*	*Significance to the Group*
• Floating Rate Debt (% on Total Debt)	• Debt effectively in floating interest rate divided by total debt • 2007: 60.1% (2006: 64.7%)	• A measure to calculate the percentage of borrowings subject to fluctuation in market interest rates • No significant change
• Net Interest Coverage	• Gross profit less administrative expenses before depreciation divided by net interest expenses • 2007: 7.8 times (2006: 6.9 times)	• It represents the Group's financial strength from operating activities to meet its interest payment obligations • Higher gross profit and interest income outweighed the effect of higher average finance cost
• Net Debt to Equity	• Borrowings less cash and cash equivalents divided by adjusted shareholders' funds • 2007: 6.8% (2006: 7.9%)	• A benchmark as to the healthy debt level as well as an indicator of the Group's ability to raise further debt • Higher adjusted capital with net debt level similar to last year

Credit Ratings		
• Moody's • Standard and Poor's	• 2007: Baa1 (2006: Baa1) • 2007: BBB (2006: BBB)	• Investment-grade ratings unchanged

The Treasury policy manual lays down the acceptable range of operational parameters and gives guidance on the above areas in order to achieve the objective of financial prudence.

Treasury has an overall objective of optimisation of borrowing costs: that is, to minimise the finance costs subject to the constraints of the operational parameters. The cost of financing was 5.6% for 2007.

Financing

As at 31 December 2007, the outstanding gross debt of the Group amounted to HK$2,921 million, approximately at the same level as in 2006. All the outstanding borrowings are on unsecured and committed basis.

The Group always takes a prudent approach in managing its loan portfolio. On the individual loan level, the Group strives to lower the borrowing margin as far as possible; but on the portfolio level, the more important objectives are to ensure sufficient available facilities, diversify the funding sources and to maintain a suitable average tenor relative to the overall duration of the use of the funds.

The Group has also established long-term relationships with a number of local and overseas banks. At present, 13 local and overseas banks have provided bilateral banking facilities to the Group and such bank borrowings accounted for about 24.7% of the Group's outstanding gross debt while the remaining 75.3% outstanding debts were sourced from the capital market.


HK$ million
Sources of Financing at Year-end
7,000
6,000
5,000
4,000
3,000
2,000
1,000
0
33.1%
37.6%
53.0%
75.3%
75.3%
2003
2004
2005
2006
2007
■ Bilateral bank loans □ Capital market issuances

Liquidity and Cash Balance

The Group understands the importance of liquidity and thus places great emphasis on liquidity management. The Group's major sources of liquidity are from the strong recurring cash flows of the business and the committed banking facilities. Further liquidity reserve is maintained in the form of highly liquid securities listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). As at 31 December 2007, the market value of these securities amounted to HK$2,534 million and the balance of bank deposits was about HK$484 million. Furthermore, the total undrawn committed facilities of HK$3,600 million as at 31 December 2007, essentially allows the Group to obtain the same level of liquidity as holding the equivalent amount of cash.

Other measures taken against liquidity risk due to the lack of funds for repayment of maturing debts include maintaining an evenly spread maturity profile and reducing the concentration of debts maturing in the near term.

As at 31 December 2007, around 73.3% of the outstanding debts will be due in more than two years but less than five years. The average maturity of the debt portfolio was about 4.0 years. Therefore, there will not be any refinancing pressure on the Group at least in the near term.

The maturity profile is as follows:

	2007 *HK$ million*	2006 *HK$ million*
Maturing in more than one year but less than two years	**550**	-
Maturing in more than two years but less than five years	**2,140**	1,270
Maturing in more than five years	**231**	1,639
Total gross debt	**2,921**	2,909

Total gross debt at the end of 2007 was HK$2,921 million, approximately at the same level as in 2006 (2006: HK$2,909 million). The source and application drivers leading to the marginally higher debt are analysed below:

Condensed Consolidated Cash Flow Statement for the year ended 31 December

	2007 *HK$ million*	2006 *HK$ million*	Change *HK$ million*
Operating Activities			
Cash generated from operations	**1,184**	979	205
Net tax paid	**(140)**	(61)	(79)
	1,044	918	126
Investing Activities			
Additions less disposals of investment properties	**(125)**	(80)	(45)
Interest and dividends received	**87**	60	27
Disposals less additions of available-for-sale investments	**394**	95	299
Receipts from overseas projects	**140**	106	34
Net placement of principal-protected deposits	**(197)**	-	(197)
Additions less disposals of held for trading investment	**(102)**	-	(102)
Others	**15**	(6)	21
	212	175	37
Financing Activities			
Dividends paid	**(497)**	(482)	(15)
Finance costs	**(162)**	(144)	(18)
Net decrease in borrowings	**-**	(1,487)	1,487
Consideration and expenses paid for repurchase of shares	**(513)**	-	(513)
Proceeds on exercise of share options	**15**	3	12
	(1,157)	(2,110)	953
Net increase (decrease) in cash balances	**99**	(1,017)	1,116

Net cash generated from operating activities was HK$1,044 million, an increase of HK$126 million from the previous year mainly attributable to a stronger business performance. Net amount of HK$140 million was used to pay tax amount due during the year.

Net cash generated from investing activities was HK$212 million, increased from HK$175 million. The change was mainly due to disposal of available-for-sale investments, after offsetting the net cash outflows for principal-protected deposits and held for trading investment.

Net cash used in financing activities was HK$1,157 million, mainly for payment of dividends, finance costs and repurchase of shares.

Interest Rate Exposure

Interest expenses account for a significant proportion of the Group's total expenses. Therefore, the Group monitors its interest rate exposures closely. Depending on our medium-term projections of interest rates, an appropriate hedging strategy would be adopted to manage the exposure.

The Group's cost of financing in 2007 was 5.6%. The Federal funds rate had been stable at 5.25% before the easing cycle started in the fourth quarter and the rate reached 4.25% at the year end of 2007. Following the first cut in the Federal fund rates, the upward trend of the HKD interest rates has reversed. In anticipation of further reduction in the rates, about 60.1% of the Group's debts have been maintained in floating rates at the end of 2007.


Debt Levels and Average Finance Costs
HK$ million
6,000
5,000
4,000
3,000
2,000
1,000
0
2.7%
2.5%
3.6%
4.9%
5.6%
5,922
5,907
5,612
5,590
4,375
2,973
2,909
2,524
2,921
2,437
2003
2004
2005
2006
2007
Year-end Gross Debt
Year-end Net Debt (Gross debt less cash and cash equivalents)
Average Finance Costs

Foreign Exchange Exposure

The Group aims to have minimal mismatches in currency and does not speculate in currency movements. With the exception of the US$182 million 10-year notes, which have been hedged by appropriate hedging instruments, all of the Group's other borrowings were denominated in Hong Kong dollars. Other foreign exchange exposure relates to the investments in overseas projects in Singapore and Shanghai. These foreign exchange exposures amounted to the equivalent of HK$1,601 million or 3.9% of the total assets.

Use of Derivatives

The Group uses derivatives extensively to manage the volatilities and pricing risks of its treasury assets and liabilities, the bulk of which are related to hedging interest rate and foreign exchange exposures. To avoid the Group being exposed to losses arising from the use of derivatives, the potential impact of their use is evaluated thoroughly before executing the transactions.

Before entering into any hedging transaction, the Group will ensure that the counterparty possesses strong investment-grade ratings so that the transaction will not expose the Group to undue credit risk. As part of our risk management, a limit on maximum risk-adjusted credit exposure is assigned to each counterparty. The level of the limit is basically in line with the credit quality of the counterparty.

FINANCIAL INFORMATION

The financial information in this announcement does not constitute the Group's financial statements for the year, but represents an extract from those financial statements. The accounting policies used are consistent with those set out in the Annual Report 2006. The financial statements for the year have been reviewed by the Audit Committee of the Company.

The figures in respect of the preliminary announcement of the Group's results for the year ended 31 December 2007 have been agreed by the Group's auditor, Messrs. Deloitte Touche Tohmatsu, to the amounts set out in the Group's audited consolidated financial statements for the year. The work performed by Messrs. Deloitte Touche Tohmatsu in this respect did not constitute an assurance engagement in accordance with Hong Kong Standards on Auditing, Hong Kong Standards on Review Engagements or Hong Kong Standards on Assurance Engagements issued by the Hong Kong Institute of Certified Public Accountants and consequently no assurance has been expressed by Messrs. Deloitte Touche Tohmatsu on the preliminary announcement.

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2007

	Notes	2007 *HK$ million*	2006 *HK$ million*
Turnover	3	**1,368**	1,268
Property expenses		**(208)**	(240)
Gross profit		**1,160**	1,028
Investment income		**98**	147
Other gains and losses		**302**	201
Administrative expenses		**(106)**	(111)
Finance costs		**(175)**	(163)
Change in fair value of investment properties		**3,131**	2,576
Share of results of associates		**452**	120
Profit before taxation		**4,862**	3,798
Taxation	4	**(745)**	(558)
Profit for the year	5	**4,117**	3,240
Attributable to:			
Equity holders of the Company		**3,949**	3,099
Minority interests		**168**	141
		4,117	3,240
Dividends			
Paid	6	**549**	474
Proposed	6	**498**	422
Earnings per share (expressed in HK cents)			
Basic	7	**375.46**	293.96
Diluted	7	**375.25**	293.70

CONSOLIDATED BALANCE SHEET
At 31 December 2007

	2007 HK$ million	2006 HK$ million
Non-current assets		
Investment properties	**35,711**	32,473
Property, plant and equipment	**73**	69
Prepaid lease payments	**123**	123
Investments in associates	**1,011**	630
Available-for-sale investments	**2,479**	1,745
Other financial assets	**235**	2
Other receivables	**22**	23
	39,654	35,065
Current assets		
Accounts receivable and other receivables	**66**	159
Amount due from an associate	**590**	642
Held for trading investments	**95**	-
Other financial assets	**1**	2
Time deposits	**478**	382
Cash and bank balances	**6**	3
	1,236	1,188
Current liabilities		
Accounts payable and accruals	**278**	253
Other financial liabilities	**40**	40
Rental deposits from tenants	**124**	102
Amounts due to minority shareholders	**327**	327
Taxation payable	**270**	225
	1,039	947
Net current assets	**197**	241
Total assets less current liabilities	**39,851**	35,306
Non-current liabilities		
Borrowings	**2,861**	2,821
Other financial liabilities	**17**	45
Rental deposits from tenants	**215**	183
Deferred taxation	**3,910**	3,349
	7,003	6,398
NET ASSETS	**32,848**	28,908
Capital and reserves		
Share capital	**5,187**	5,276
Reserves	**26,465**	22,552
Equity attributable to equity holders of the Company	**31,652**	27,828
Minority interests	**1,196**	1,080
TOTAL EQUITY	**32,848**	28,908

Notes:

1. **Basis of Preparation**

   The consolidated financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") and the Hong Kong Companies Ordinance. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

2. **Principal Accounting Policies**

   The principal accounting policies adopted are consistent with those followed in the preparation of the Group's annual financial statements for the year ended 31 December 2006. In the current year, the Group has applied, for the first time, a number of new standard, amendment and interpretations ("new HKFRSs") issued by the HKICPA, which are effective for the Group's financial year beginning on 1 January 2007. The adoption of the new HKFRSs had no material effect on how the results and financial position for the current or prior accounting periods have been prepared and presented. Accordingly, no prior year adjustment has been required.

3. **Turnover**

   Turnover represents gross rental income from investment properties for the year.

   As the turnover and results of the Group are principally derived from investment properties located in Hong Kong, no business or geographical segment analysis is presented.

4. **Taxation**

	2007 ***HK$ million***	2006 *HK$ million*
Current tax		
Hong Kong profits tax		
- current year	**130**	90
- overprovision in prior years	**(3)**	(1)
- prior years' tax provision	**58**	-
	185	89
Deferred tax		
Change in fair value of investment properties	**540**	448
Other temporary differences	**20**	21
	560	469
	745	558

Hong Kong profits tax is calculated at 17.5% of the estimated assessable profit for both years.

At the date of approval of these financial statements, the Group had disputes with the Hong Kong Inland Revenue Department ("IRD") regarding the deductibility of certain expenses in assessing the taxable profits for the years of assessment 1995/1996 to 1999/2000. Full amount of tax in dispute has been provided for in the Group's accounts for previous years. No agreement with IRD has been reached at the date of approval of the 2007 financial statements. The Group reviews its tax position annually and has made adequate provisions for each year based on the then prevailing tax law and practices. After taking into account the lapse of time and recent developments in tax case law and practices, an additional provision of HK$58 million was made in the current year being current estimate of interest payable on the tax in dispute should IRD's claim be successful. The Directors believe that the Group has made sufficient tax provisions as at the balance sheet date based on professional advice obtained.

5. Profit For The Year

	2007 *HK$ million*	2006 *HK$ million*
Profit for the year has been arrived at after charging (crediting):		
Auditor's remuneration	**2**	2
Amortisation of prepaid lease payments (Note)	**-**	-
Depreciation of property, plant and equipment	**7**	7
Gross rental income from investment properties	**(1,368)**	(1,268)
Less:		
- Direct operating expenses that generated rental income	**205**	234
- Direct operating expenses that did not generate rental income	**3**	6
	(1,160)	(1,028)
Loss on disposal of property, plant and equipment	**-**	1
Staff costs, comprising:		
- Directors' emoluments	**13**	16
- Share-based payments	**3**	3
- Other staff costs	**111**	117
	127	136
Share of income tax of an associate (included in share of results of associates)	**81**	57

Note:
The Group's prepaid lease payments represent leasehold land in Hong Kong held under long lease, and are amortised on a straight-line basis over the terms of leases. The amortisation of prepaid lease payments for the year was approximately HK$163,000 (2006: HK$163,000).

6. Dividends

	2007 *HK$ million*	2006 *HK$ million*
Dividends recognised as distribution during the year:		
2007 interim dividend paid – HK12 cents per share	**127**	-
2006 interim dividend paid – HK10 cents per share	**-**	105
2006 final dividend paid – HK40 cents per share	**422**	-
2005 final dividend paid – HK35 cents per share	**-**	369
	549	474
Dividends proposed after the balance sheet date:		
Final dividend proposed – HK48 cents per share (2006: HK40 cents per share)	**498**	422

7. Earnings Per Share

(a) Basic and diluted earnings per share

The calculation of the basic and diluted earnings per share attributable to the equity holders of the Company is based on the following data:

Earnings	2007 *HK$ million*	2006 *HK$ million*
Earnings for the purposes of basic and diluted earnings per share: Profit for the year attributable to equity holders of the Company	**3,949**	3,099

Number of shares	2007	2006
Weighted average number of ordinary shares for the purposes of basic earnings per share	**1,051,770,437**	1,054,166,353
Effect of dilutive potential ordinary shares: Share options issued by the Company	**607,460**	923,579
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**1,052,377,897**	1,055,089,932

The computation of diluted earnings per share does not assume the exercise of certain of the Company's outstanding share options as the exercise prices are higher than the average market price per share.

(b) Adjusted basic earnings per share

For the purpose of assessing the performance of the Group's principal activities (i.e. leasing of investment properties), the management is of the view that the profit for the year attributable to the equity holders of the Company should be adjusted in the calculation of basic earnings per share as follows:

	2007		2006	
	Profit	Basic earnings per share	Profit	Basic earnings per share
	HK$ million	*HK cents*	*HK$ million*	*HK cents*
Profit for the year attributable to equity holders of the Company	**3,949**	**375.46**	3,099	293.96
Gain arising from change in fair value of investment properties	**(3,131)**	**(297.69)**	(2,576)	(244.31)
Effect of deferred taxation on change in fair value of investment properties	**540**	**51.34**	448	42.54
Effect of minority interests' shares	**111**	**10.55**	97	9.20
Gain arising from share of change in fair value of investment properties (net of deferred taxation) of an associate	**(311)**	**(29.57)**	(56)	(5.36)
Underlying profit attributable to equity holders of the Company	**1,158**	**110.09**	1,012	96.03
Prior years' tax provision	**58**	**5.52**	-	-
Net realised gain on disposal of available-for-sale investments	**(255)**	**(24.24)**	(170)	(16.16)
Reversal of impairment loss recognised in respect of investment in an associate	**(11)**	**(1.05)**	-	-
Recovery of a loan to an associate	**-**	**-**	(87)	(8.27)
Recurring underlying profit	**950**	**90.32**	755	71.60

The denominators used are the same as those detailed above for basic earnings per share.

ADDITIONAL INFORMATION

Corporate Governance

The Board and management of the Company are committed to maintaining high standards of corporate governance. The Board had adopted a Statement of Corporate Governance Policy which gives guidance on how corporate governance principles are applied to the Company. In addition to complying with applicable statutory requirements, we aim to continually review and enhance our corporate governance practices in the light of local and international best practices.

The Company has complied throughout the review year with the code provisions set out in the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules, except that its Emoluments Review Committee (established since 1987) has the responsibility to determine executive Director compensation. In light of the current organisational structure and the relatively simple nature of Hysan's business activities, the Board regards the current arrangements for Emoluments Review Committee to determine executive Director compensation as appropriate. The Company's Corporate Governance Guidelines provide for separate roles of Chairman and Managing Director. Peter Ting Chang Lee serves as the Chairman. An open search is currently underway for a Chief Executive Officer. Further details on the Company's corporate governance practices are set out in the Corporate Governance Report contained in the Annual Report 2007.

Compliance of the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code set out in the Appendix 10 to the Listing Rules as its own code of conduct regarding Directors' securities transactions. All Directors have confirmed, following specific enquiry by the Company, that they complied with the required standards set out in the Model Code throughout the review year.

Purchase, Sale or Redemption of the Company's Listed Securities

The Company was authorised at the 2007 annual general meeting to purchase its own ordinary shares not exceeding 10% of the aggregate nominal amount of its issued share capital at that time. During the year, the Company repurchased its ordinary shares on the Stock Exchange when they were significantly trading at a discount in order to enhance shareholder value.

During the year, the Company repurchased its own ordinary shares on the Stock Exchange as follows:-

Month of repurchase in 2007	Number of shares of nominal value of HK$5 each repurchased	Consideration per share Highest HK$	Consideration per share Lowest HK$	Aggregate consideration paid HK$
August	871,000	19.64	18.94	16,844,269
September	22,720,000	22.00	19.40	480,117,127
October	100,000	21.00	20.95	2,099,650
November	542,000	23.00	22.75	12,404,450
	24,233,000			511,465,496

The repurchased shares were cancelled during the year and the issued share capital of the Company was reduced by the nominal value thereof.

Save as disclosed above, neither the Company nor its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

Human Resources Practices

The Group aims to attract, retain and motivate high calibre individuals committed to attaining our objectives. The total number of employees as at 31 December 2007 was 459. The Group's human resources practices are aligned with our corporate objectives so as to maximise shareholder value and achieve growth. Details on our human resources policy, including performance measurement and reward, training and development are set out in the Annual Report 2007.

Scrip Dividend Arrangement

A circular containing details of the scrip dividend and the form of election will be mailed to shareholders on or about Wednesday, 21 May 2008. The scrip dividend alternative is conditional upon (1) the shareholders' approval of the 2007 final dividend at the Company's forthcoming annual general meeting (the "AGM") and (2) the granting by the Listing Committee of the Stock Exchange of the listing of and permission to deal in the new shares to be issued pursuant thereto.

Closure of Register of Members

The register of members will be closed from Friday, 9 May 2008 to Wednesday, 14 May 2008, both dates inclusive, for the purpose of determining shareholders' entitlements to the proposed final dividend and during which period no transfers of shares will be registered. In order to qualify for the proposed final dividend, all transfer documents accompanied by the relevant share certificates must be lodged with the Company's Registrars, Tricor Standard Limited of 26/F., Tesbury Centre, 28 Queen's Road East, Wanchai, Hong Kong, not later than 4:00 p.m. on Thursday, 8 May 2008. The final dividend will be paid to shareholders whose names appear on the register of members on Wednesday, 14 May 2008 and the payment date will be on or about Wednesday, 18 June 2008.

AGM

The AGM will be held at Nathan Room, Lower Lobby, Conrad Hong Kong, Pacific Place, 88 Queensway, Hong Kong on Wednesday, 14 May 2008. The Notice of AGM will be published on the website of the Company *(www.hysan.com.hk)* and the designated issuer website of the Stock Exchange *(www.hkexnews.hk)*, and despatched to shareholders around early April 2008.

By Order of the Board
Wendy Wen Yee Yung
Company Secretary

Hong Kong, 13 March 2008

As at the date of this announcement, the Board comprises (Chairman) Peter Ting Chang Lee; (Independent non-executive Deputy Chairman) Sir David Akers-Jones; (Independent non-executive Directors) Dr. Geoffrey Meou-tsen Yeh and Tom Behrens-Sorensen; (Non-executive Directors) Fa-kuang Hu, Hans Michael Jebsen, Anthony Hsien Pin Lee, Chien Lee and Dr. Deanna Ruth Tak Yung Rudgard; and (Executive Director) Pauline Wah Ling Yu Wong.

The final results announcement is published on the website of the Company (www.hysan.com.hk) and the designated issuer website of the Stock Exchange (www.hkexnews.hk). The Annual Report 2007 containing all the information required by the Listing Rules will be despatched to shareholders and made available on the above websites around early April 2008.

END